

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2021

Daniel Rice, IV
Chief Executive Officer and Director
Rice Acquisition Corp.
102 East Main Street, Second Story
Carnegie, PA 15106

      Re: Rice Acquisition Corp.
          Preliminary Proxy Statement on Schedule 14A
          Filed May 14, 2021
          001-39644

Dear Mr. Rice, IV:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Energy & Transportation

cc: Lanchi Huynh